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Exhibit 3.3


                              INTERMET CORPORATION

                                   RESOLUTION


BE IT RESOLVED, that effective this date at a regular meeting of the Board of Directors of the Intermet Corporation, that the By-Laws of the Corporation, amended and restated as of October 27, 1994, be further amended with regard to
Article III, Directors, Section 2, Number, Election and Term.

RESOLVED FURTHER, that the number of directors which shall constitute the whole board be amended to increase the number of directors up to fifteen (15).

RESOLVED FURTHER, that the remaining terms of Article III, Directors, Section 2, remain as stated.








ADOPTED this 17th day of October, 1996 by the Board of Directors.